First Cova Life Insurance Company
                                  120 Broadway
                            New York, New York 10271


ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached. The effective date of this Endorsement is the Issue Date shown on the Contract Data Page.

AUTOMATIC WITHDRAWALS - Automatic Withdrawals may be made by the Owner subject to the following conditions:

     1)   Automatic  Withdrawals of up to 10% of aggregate purchase payments may
          be  made.  The  Automatic   Withdrawal  made  each  month  will  equal
          one-twelfth (1/12) of the annual Automatic Withdrawal amount.

     2) The Company has received written notice of an election to initiate Automatic Withdrawals from the Owner.

All other terms and conditions of the Contract remain unchanged.

First Cova Life Insurance Company has caused this Endorsement to be signed by its President and Secretary.




_______________________Secretary             _______________________President